TAHOE RESOURCES REPORTS PROFITABLE FIRST QUARTER
Provides Production Details and Confirms Production Guidance

VANCOUVER, B.C. (May 8, 2014) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial results for the quarter ending March 31, 2014 and provided a production update for its Escobal silver mine in Guatemala.

“We are extremely pleased with the Company’s first quarter of commercial production,” said Tahoe Chief Executive Officer Kevin McArthur. “The ramp-up to 3,500 tonnes per day (tpd) proceeded according to plan, and despite a handful of normal startup issues, the operations team maintained operating costs within expectations,” he added.

“Furthermore, we have consistently delivered on promises to stakeholders. Escobal has been built to world standards, is a clean operation and is providing substantial economic benefits to the communities in Guatemala,” added Mr. McArthur.

Highlights for Q1 2014 include (all amounts in U.S. dollars unless otherwise stated):

  Net earnings for the quarter amounted to $24.8 million or $0.17 per share.
  Operating cash flow before changes in working capital was $44.7 million or $0.31 per share.
  Revenue of $89.9 million generated from concentrate sales at operating costs of $46.7 million resulted in earnings from mine operations of $43.1 million.
  Silver production amounted to 4.1 million ounces at a total cash cost of $6.68, total production cost of $9.14 and an all-in sustaining cost of $10.25 per ounce produced, net of by-product credits.
  Realized price of silver from concentrate sales averaged $20.20 per ounce.
  Cash and equivalents at quarter-end were $39.9 million.

Mine Production
Underground primary development has been completed for approximately five years of production and continues at the appropriate pace to support our expansion plans. Resource reconciliation continues to meet expectations as stope mining progressed to multiple mine levels during the quarter. Stope development and backfill operations continue to support the 3500 tpd production rate.

Typical of new mining operations, some stope instability was experienced in a portion of the Central Zone where the vertical contact between volcanic and sedimentary units coincided with the hanging wall. This issue was resolved by localized stope redesign and a change in ground support during February and early March. This led to mining of lower grades during this period, and the issue was resolved in March with little expected impact to future production or costs.

Escobal Mill Ramp-up
Commissioning of the Escobal mill commenced in late September 2013 and commercial production was declared in January 2014. The following table provides production ramp-up statistics through April 2014.

Table 1: Ramp-Up Statistics

	Mill throughput (tonnes)	Silver Grade (g/tonne)	Silver Recovery (%)	Silver Produced (ounces)
October 2013	33,725	393	81.3	345,892
November	55,485	492	80.0	701,093
December	70,002	521	86.6	1,014,235
January 2014	89,078	638	87.2	1,594,265
February	84,876	455	82.3	1,021,714
March	99,739	554	84.8	1,505,636
April	98,261	645	87.3	1,778,787

These data demonstrate the successful ramp-up in mill throughput accomplished to date. Mill recovery of silver, gold, lead and zinc have met early expectations and should continue to improve as mill performance is optimized. Concentrate quality is also as expected, and the demand for our products from a variety of international smelters has been strong.

Mill throughput averaged 2,873 tpd in January, 3,031 tpd in February and 3,217 tpd in March. Operating adjustments in the mine and plant coupled with continued employee training programs led to consistently meeting the 3,500 tpd target by mid-March. A scheduled maintenance shut-down to replace the original ball mill liners commenced on April 28. Mill availability and throughput averaged 95.7% and 3,540 tpd during the preceding 40 calendar days (March 19 through April 27, 2014).

The Escobal mine produced lead and zinc concentrates containing 4.1 million ounces of silver, 2,687 ounces of gold, 2,342 tonnes of lead and 2,645 tonnes of zinc during the first quarter. Sales consisted of 4.2 million ounces of silver, 2,412 ounces of gold, 2,386 tonnes of lead and 2,253 tonnes of zinc.

Unit costs during the quarter met the Company’s expectations. Tahoe previously reported that first half silver production will be lower and the associated operating costs will be higher than in the second half of the year as mill optimization continues.

Table 2: Production Costs per Tonne

	2014 Budget	Q1 2014 Actual
Mine Operations	$38.15	$41.55
Process Operations	$34.51	$28.53
Site General & Admin	$18.42	$22.93
Total	$91.08	$93.01

A feasibility study to further define the 4500 tpd expansion and to establish Proven and Probable reserves for the Escobal mine is expected to be completed during the third quarter of 2014. The feasibility study will evaluate increasing throughput earlier than was scheduled in the May 2012 Preliminary Economic Assessment (PEA). The primary goal, however, will be to maintain and sustain production of 20 million ounces of silver annually. Paste plant modifications, accelerated underground development and the likely addition of a fourth tailings filter, all necessary to support the expansion, are expected to increase 2014 capital spending guidance. The feasibility study will verify estimates, but capital spending is expected to increase by approximately $10 million to a range of $40 to $45 million in 2014. The paste plant modifications are still on schedule for completion in the third quarter of 2014.

Tahoe President and Chief Operating Officer Ron Clayton reiterated the Company’s 2014 production guidance, “Operating performance at the Escobal mine was very good in the first quarter, setting the stage for us to reach this year’s goals. We successfully addressed normal start-up issues and we fully expect to deliver on our original 2014 guidance of between 18 and 21 million ounces of silver in concentrate at a total cash cost of between $5.65 and $6.25 per ounce and an all-in sustaining cost of less than $10.00 per ounce, both net of byproduct credits.”

Conference Call
Tahoe’s senior management will host a conference call to discuss the first quarter results on Friday, May 9, 2014 at 8:00 a.m. Pacific time. To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A slide deck to accompany the call is available at www.tahoeresourcesinc.com/earnings and a recording of the call will be available later that day at the same site.

Complete financial results as well as the Company’s management discussion and analysis will be available on SEDAR (www.sedar.com) and the Company’s website www.tahoeresourcesinc.com.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

# # #

Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical services and Qualified Person as defined by National Instrument 43-101.

Cautionary Notes
Investors are cautioned that the PEA is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit.

The Company has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. “Total Production Cost” and “Total Cash Cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company’s primary business is silver production with other metal (gold, lead and zinc), produced simultaneously in the mining process. The value of these metals represents a low percentage of the Company’s revenue and is considered by-product. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales, which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total production costs and total cash costs on a silver ounces produced basis. The Company follows the recommendation of the Silver Institute, a nonprofit international association with membership across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

The Company has also adopted the reporting of all-in sustaining costs per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flow to support future capital investments and sustain future production.

These non-GAAP financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied. Operating cash flow is an additional GAAP measure.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) expected improvements in metal recoveries as mill performance is optimized, (ii) estimated production during 2014 of between 18 to 21 million ounces of silver contained in metals concentrates, (iii) silver production estimates being lower and cost projections being higher in the first half versus second half of 2014, (iv) the scope and timing of the proposed feasibility study, (v) the increase in expected capital costs in 2014, (vi) the expected timing for completion of the paste plant modifications, (vii) expected total cash cost, total production costs and all-in sustaining cost figures for 2014 and (viii) Tahoe’s strategy to operate the Escobal mine to world standards and pay significant dividends and develop precious metals assets in the Americas. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to implement operational improvements at the Escobal mine, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807